UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)*

Tripos, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

896928108

(CUSIP Number)

October 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

CUSIP No. 896928108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HUNTLEIGH ADVISORS, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization MISSOURI

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 528,130

	6.	Shared Voting Power 920,496

	7.	Sole Dispositive Power 528,130

	8.	Shared Dispositive Power 920,496

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,096

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.62%

12.	Type of Reporting Person (See Instructions) IA

  Page 2 of 11 pages

CUSIP No. 896928108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HUNTLEIGH SECURITIES CORP.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization MISSOURI

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 131,901

	6.	Shared Voting Power 920,496

	7.	Sole Dispositive Power 131,901

	8.	Shared Dispositive Power 920,496

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,096

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.62%

12.	Type of Reporting Person (See Instructions) BD

 Page 3 of 11 pages

CUSIP No. 896928108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DATATEX INVESTMENT SERVICES, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization MISSOURI

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 144,465

	6.	Shared Voting Power 920,496

	7.	Sole Dispositive Power 144,465

	8.	Shared Dispositive Power 920,496

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,096

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.62%

12.	Type of Reporting Person (See Instructions) IA

  Page 4 of 11 pages

CUSIP No. 896928108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Larwrence G. Callahan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 273,600

	6.	Shared Voting Power 801,730

	7.	Sole Dispositive Power 273,600

	8.	Shared Dispositive Power 801,730

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,096

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.62%

12.	Type of Reporting Person (See Instructions) IN

 Page 5 of 11 pages

CUSIP No. 896928108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert B. Chambers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 116,000

	6.	Shared Voting Power 920,496

	7.	Sole Dispositive Power 116,000

	8.	Shared Dispositive Power 920,496

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,096

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.62%

12.	Type of Reporting Person (See Instructions) IN

 Page 6 of 11 pages

Item 1.
	(a)	Name of Issuer: Tripos, Inc. (the "Issuer")
	(b)	Address of Issuer's Principal Executive Offices: 1699 South Hanley Road, St. Louis, MO 63144

Item 2.
(a)

Name of Person Filing:
This Statement on Schedule 13G (this "Statement") is filed by Huntleigh Advisors, Inc., Huntleigh Securities Corp., and Datatex Investment Services, Inc., which are all affiliated companies under common control.

	(b)	Address of Principal Business Office or, if none, Residence: 7800 Forsyth Blvd, 5th Floor, St. Louis, MO 63105
(c)

Citizenship:
Huntleigh Advisors, Inc. is a Missouri corporation and an SEC registered investment adviser. Huntleigh Securities Corp. is a Missouri corporation and an NASD member broker/dealer. Datatex Investment Services, Inc. is a Missouri corporation and an SEC registered investment adviser. Lawrence Callahan is a US citizen. Robert Chambers is a US citizen.

	(d)	Title of Class of Securities: Common Stock, $0.01 par value per share (the "Common Stock")
	(e)	CUSIP Number: 896928108

Item 3.	Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Huntleigh Advisors, Inc.   Huntleigh Advisors, Inc. is the record and beneficial owner of 528,130 shares of Common Stock and shares voting and dispositive power over 920,496 with Huntleigh Securities Corp., Datatex Investment Services, Inc., and Robert Chambers

Huntleigh Securities Corp. Huntleigh Securities Corp., as an affiliated company under common control, may be deemed to beneficially own the 920,496 shares held of record by Huntleigh Advisors, Inc., Datatex Investment Services Inc.,and Robert Chambers, and shares voting and dispositive power over such shares with Huntleigh Advisors, Inc., Datatex Investment Services Inc., and Robert Chambers.

Datatex Investment Services, Inc.   Datatex Investment Services, Inc., as an affiliated company under common control, may be deemed to beneficially own the 920,496 shares held of record by Huntleigh Advisors, Inc., Huntleigh Securities Corp., and Robert Chambers, and shares voting and dispositive power over such shares with Huntleigh Advisors, Inc., Huntleigh Securities Corp., and Robert Chambers.

 Page 7 of 11 pages

Robert Chambers   Robert Chambers, as a controlling member of Huntleigh Securities Corp., Huntleigh Advisors, Inc., and Datatex Investment Services, Inc., may be deemed to beneficially own 804,496 shares held of record by Huntleigh Advisors, Inc., Huntleigh Securities Corp., and Datatex Investment Services, Inc., and 116,000 shares held by Mr. Chambers and his children.

Lawrence Callahan Lawrence Callahan, as a controlling member of Huntleigh Advisors, Mr. Callahan may be deemed to beneficially own 528,130 shares held of record by Huntleigh Advisors, Inc. and 273,600 shares held by Mr. callahan, his wife, and children.

(b) Percent of class: Huntleigh Advisors, Inc. 11.62% Huntleigh Securities Corp. 11.62% Datatex Investment Services, Inc. 11.62% Lawrence Callahan 11.62% Robert Chambers ; 11.62%
(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:

Huntleigh Advisors, Inc.                                                                                     528,130 shares

Huntleigh Securities Corp.                                                                                  131,901 shares

Datatex Investment Services, Inc.                                                                      144,465 shares

Lawrence Callahan                                                                                                273,600 shares

Robert Chambers                                                                                                   116,000 shares

(ii)

Shared power to vote or to direct the vote:

Huntleigh Advisors, Inc.                                                                                      920,496 shares

Huntleigh Securities Corp.                                                                                    920,496 shares

Datatex Investment Services, Inc.                                                                        920,496 shares

Lawrence Callahan                                                                                                  801,730 shares

Robert Chambers                                                                                                    920,496 shares

(iii)

Sole power to dispose or to direct the disposition of:

Huntleigh Advisors, Inc.                                                                                         528,130 shares

Huntleigh Securities Corp.                                                                                      131,901 shares

Datatex Investment Services, Inc.                                                                          144,465 shares

Lawrence Callahan                                                                                                    273,600 shares

Robert Chambers                                                                                                       116,000 shares

 Page 8 of 11 pages

(iv)

Shared power to dispose or to direct the disposition of:

Shared power to vote or to direct the vote:

Huntleigh Advisors, Inc.                                                                                          920,496 shares

Huntleigh Securities Corp.                                                                                       920,496 shares

Datatex Investment Services, Inc.                                                                           920,496 shares

Lawrence Callahan                                                                                                     801,730 shares

Robert Chambers                                                                                                       920,496 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

Huntleigh Advisors, Inc., Huntleigh Securities Corp., and Datatex Investment Services Inc. are under common control and may be deemed a group. Mr. Callahan, as a controlling member of Huntleigh Advisors, Inc. may be deemed a part of the group. Mr. Chambers, as a controlling member of Huntleigh Advisors, Inc., Huntleigh Securties Corp., and Datatex Investment Services Inc., may be deemed a part of the group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Page 9 of 11 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 31, 2006

By:	Huntleigh Advisors, Inc.

By:	/s/ Robert Chambers
Robert Chambers, President
By:	Huntleigh Securities Corp.

By:	/s/ Robert Chambers
Robert Chambers, President

By:	Datatex Investment Services, Inc.

By:	/s/ Robert Chambers
Robert Chambers, President

By:	/s/ Lawrence Callahan
Lawrence Callahan

By:	/s/ Robert Chambers
Robert Chambers

Page 10 of 11 pages

Exhibit 99.1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.01 par value, of Tripos, Inc. and further agree to the filing of this agreement as an exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: Oct 31, 2006	Huntleigh Advisors, Inc.

	By:	/s/ Robert Chambers
Robert Chambers, President

Huntleigh Securities Corp.

	By:	/s/ Robert Chambers
Robert Chambers, President

Datatex Investment Services, Inc.

	By:	/s/ Robert Chambers
Robert Chambers, President

Lawrence Callahan

	By:	/s/ Lawrence Callahan
Lawrence Callahan

Robert Chambers

By:	/s/ Robert Chambers
Robert Chambers

 Page 11 of 11 pages